# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RANI THERAPEUTICS HOLDINGS, INC., CIK 0001856725
CUSIP: 753018100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 10/23/2025
Amends the filing with accession number 0001193125-21-254038
Filed by CIK 0001873082
Persons authorized to receive notices and communications: Mir Imran, c/o Rani Therapeutics Holdings, Inc., 2051 Ringwood Avenue, San Jose, California (CA), 95131, 408-457-3700

## Reporting persons
- InCube Labs, L.L.C. (CIK 0001873082): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,424,788; shared voting power 0; sole dispositive power 22,424,788; shared dispositive power 0; aggregate amount beneficially owned 22,424,788 (18.7% of the class)
- MIR A IMRAN (CIK 0001031686): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 27,093,552; shared voting power 0; sole dispositive power 27,093,552; shared dispositive power 0; aggregate amount beneficially owned 27,093,552 (22.1% of the class)
- InCube Ventures II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 301,710; shared voting power 0; sole dispositive power 301,710; shared dispositive power 0; aggregate amount beneficially owned 301,710 (0.3% of the class)
- Rani Investment Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,694; shared voting power 0; sole dispositive power 7,694; shared dispositive power 0; aggregate amount beneficially owned 7,694 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: RANI THERAPEUTICS HOLDINGS, INC.
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, California (CA), 95131
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the shares of Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of Rani Therapeutics Holdings, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed jointly by Mir Imran and InCube Labs, L.L.C. with the Securities and Exchange Commission on August 23, 2021, Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Statement is being jointly filed by (i) Mir Imran, a United States citizen, (ii) InCube Labs, L.L.C., a Delaware limited liability company ("ICL"), InCube Ventures II, LP, a Delaware limited Partnership ("ICV") and Rani Investment Corp, a Delaware corporation ("RIC" and together with Mr. Imran, ICL and ICV, the "Reporting Persons"), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.
Residence or business address: The principal business address of each of the Reporting Persons is 2051 Ringwood Avenue, San Jose, California 95131.
Present principal occupation or employment: The principal business of Mr. Imran is serving as a Director of the Issuer and Managing Member of ICL. The principal business of ICL, ICV and RIC is conducting research, developing and commercializing healthcare related innovations and funding such activities.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for citizenship and place of organization, as applicable, of each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On October 23, 2025, in connection with a private placement of Issuer's securities, Mr. Imran purchased 2,083,334 shares of Class A Common Stock and 2,083,334 warrants ("Warrants") to purchase Class A Common Stock at a combined purchase price of $0.605 per share and accompanying warrant. The total purchase price of the securities acquired in the private placement was $1,260,417.07. Mr. Imran used personal funds to purchase the securities in the private placement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 1 and Item 3 of this Amendment No. 1 is incorporate herein by reference.

Item 4 of the Statement is hereby amended and supplemented as follows:

In connection with a private placement, as promptly as possible following the closing, but in no event later than ninety (90) days following the closing date, the Issuer has agreed to use reasonable best efforts to: (a) amend the Issuer's Amended and Restated Certificate of Incorporation to, among other things, effect the following: (i) reduce the number of votes to which each share of Class B Common Stock is entitled from ten (10) votes to one (1) vote, (ii) eliminate the ability of the Issuer's stockholders to act by written consent, and (iii) include additional stockholder protective provisions (not including a classified board) (which provisions shall be reasonably acceptable to Samsara BioCapital, an unrelated investor in the private placement, (b) make necessary conforming changes to the Issuer's Amended and Restated Bylaws as a result of the amendments contemplated by (a) above, (c) make necessary conforming changes to that certain Fifth Amended and Restated Limited Liability Company Agreement of Rani Therapeutics, LLC, dated August 3, 2021, as a result of the amendments contemplated by (a) above, and (d) terminate that certain Tax Receivable Agreement, dated August 3, 2021.

The form of Securities Purchase Agreement is filed as Exhibit 99.1 hereto. The foregoing description is qualified in its entirety by reference to such exhibit, which is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Class A Common Stock and percentages of shares of Class A Common Stock beneficially owned by each Reporting Person and are incorporated herein by reference. The percentage set forth in row 13 is based upon 97,541,221 shares of the Issuer's Class A Common Stock outstanding as of October 23, 2025, as reported in the Issuer's Form 8-K filed with the SEC on October 27, 2025.

The shares beneficially owned by Mr. Imran include (i) 2,083,334 shares of Class A Common Stock held directly by Mr. Imran; (ii) 52,781 shares of Class A Common Stock held by ICV; (iii) 13,664 shares of Class A Common Stock held by ICV; (iv) 7,694 shares held by RIC; (v) warrants exercisable for up to 2,083,334 shares of Class A Common Stock held directly by Mr. Imran; and (vi) 192,692 shares of Class A Common Stock issuable within 60 days of the date of this report, upon the exercise of stock options held by Mr. Imran. The shares beneficially owned by Mr. Imran also include 22,411,124 shares of Class B Common Stock held by ICL and 248,929 shares of Class A Common Stock issuable upon exchange of Class A common units of Rani Therapeutics, LLC held by ICV. Mr. Imran is a general partner of ICV and RIC. Mr. Imran is the sole managing member of ICL, which is wholly owned by Mr. Irman and his family.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Amendment No. 1 set forth the number of shares of Class A Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: This information is set forth in Item 3 and Item 4 of this Amendment No. 1 and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 of this Amendment No. 1 is incorporated herein by reference.

Warrants

The Warrants will become exercisable following the effective date of stockholder approval and have a term of five years following the initial exercise date. The Warrants have an exercise price of $0.48 per share. In connection with the private placement, the Issuer has agreed to seek approval from its stockholders for the issuance of the shares issuable upon exercise of the Warrants within 75 days following the closing of the private placement, and the Reporting Persons, who collectively own shares of the Issuer's capital stock representing a majority of the outstanding voting power, intend to vote their shares in favor of this proposal when submitted to stockholders.

The form of Warrant is filed as Exhibit 99.3 hereto. The foregoing description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to such exhibit, which is incorporated by reference herein.

Registration Rights Agreement

In connection with the private placement, the Issuer and the investors in the private placement, including Mr. Imran, entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file registration statements under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"), covering the resale of the shares issued in the private placement, including the shares underlying the Warrants, no later than 15 days following the closing of the private placement, and to use reasonable best efforts to have the registration statement declared effective 45 days after the closing date, and in any event no later than 90 days following the closing date in the event of a "full review" by the SEC.

The form of Registration Rights Agreement is filed as Exhibit 99.2 hereto. The foregoing description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to such exhibit, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Form of Securities Purchase Agreement, dated October 6, 2025, by and between Rani Therapeutics Holdings, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 17, 2025 (File No. 001-40672)

Exhibit 99.2 Form of Registration Rights Agreement, dated October 6, 2025, by and between Rani Therapeutics Holdings, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 17, 2025 (File No. 001-40672)

Exhibit 99.3 Form of Warrant (incorporated herein by reference to Exhibit 10.3 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 17, 2025 (File No. 001-40672)

## Signatures
- InCube Labs, L.L.C.: /s/ Mir Imran, Mir Imran, Managing Member (10/27/2025)
- MIR A IMRAN: /s/ Mir Imran, Mir Imran (10/27/2025)
- InCube Ventures II, LP: /s/ Mir Imran, Mir Imran, General Partner (10/27/2025)
- Rani Investment Corp.: /s/ Mir Imran, Mir Imran, General Partner (10/27/2025)